Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

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TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

June 10, 2021

Stephen Krikorian

Ryan Rohn

Jan Woo

Matthew Crispino

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Truck Alliance Co. Ltd.

Registration Statement on Form F-1

CIK No. 001838413

Ladies and Gentlemen:

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) and in connection with the Registration Statement (the “Registration Statement”) on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2021 and relating to the initial public offering of American depositary shares (“ADS”) representing Class A ordinary shares of the Company (the “IPO”), we hereby submit this letter in order to facilitate review of to the Registration Statement by the staff of the Commission (the “Staff”). This letter includes the analysis of the matters contemplated in comment 24 of the Staff’s comment letter (the “March 10 Comment Letter”), dated March 10, 2021, relating to the draft registration statement on Form F-1 (the “Draft Registration Statement”) initially confidentially submitted by the Company for review by the Staff on February 11, 2021.

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	CELIA C.L. LAM	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
June 10, 2021

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Based on the current market conditions, the Company expects that the price range for the IPO will be within the range of US$[****] to US$[****] per Class A ordinary share (the “Preliminary Price Range”), to be adjusted for the ADS-to-Class A ordinary share ratio. The Company expects to include a bona fide estimated price range, as required by Item 501(c) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the Company’s roadshow.

Set forth below are the Company’s responses to the Staff’s comment 24 in the March 10 Comment Letter, which supplement the Company’s responses in the letter dated March 22, 2021. The Staff’s comment 24 is retyped in bold italics below for your ease of reference. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

* * * * *

Note 7. Share-Based Compensation, page F-70

24. Please provide a summary of options granted for one year preceding the filing of this draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY FULL TRUCK ALLIANCE CO. LTD.

Simpson Thacher & Bartlett
June 10, 2021

The Company respectively advises the Staff that below is a summary of options granted over the one-year period preceding the filling of the Registration Statement on May 27, 2021:

Grant Date	Exercise Price	Fair Value of Option	Fair Value of Ordinary Share
July 2020	US$0.00001	US$0.31	US$0.31
August 2020	US$0.00001	US$0.31	US$0.31
November 2020	US$0.00001	US$0.39	US$0.39
December 2020	US$0.00001	US$0.39	US$0.39
March 31, 2021	US$0.00001	US$[****]	US$[****]
April 1, 2021	US$0.00001	US$[****]	US$[****]

Equity Award Grants between July and December 2020 that was included in our response to March 10 Comment Letter:

The increase in fair value of the ordinary shares of the Company from US$0.31 per ordinary share as of July 2020 to US$0.39 per ordinary share as of November 2020 was primarily attributable to the increased probability of an IPO and decreased discount for lack of marketability (the “DLOM”) in the Company.

The valuation that was used by the Company’s Board of Directors as part of its determination of the fair value of the Company’s ordinary shares as of July 2020 and November 2020 reflected the illiquidity of the Company’s equity on that date and the uncertainty of the initial public offering. An increase in the probability of the IPO deployed in the valuation models from 45% for July 2020 to 65% for November 2020 due to management’s expectation of the IPO based on the kick-off of IPO project. The DLOM decreased from 21% to 16% is also due to management’s expectation of the IPO based on the kick-off of IPO project.

Equity Award Grants between March and April 2021:

On March 31 2021, the Company granted 8,450,942 options to employees, which either vested immediately on the grant date or will vest over a four-year service period.

On April 1, 2021, the Company granted 16,149,768 options to management, which will vest over a four-year service period.

The fair value of the ordinary shares of the Company further increased from US$0.39 per ordinary share as of December 2020 to US$[****] per ordinary share as of March 2021, representing an increase of [****]% of the fair value of the Company’s ordinary shares over such period, which was attributable to i) the further increase in the probability of the IPO deployed in the valuation models from 65% for December 2020 to 95% for March 2021, and the further decrease of DLOM from 16% for December 2020 to 8% for March 2021, based on the completion of first confidential submission of the Draft Registration Statement in February 2021; and ii) an improvement in overall financial performance in the first quarter of 2021, especially the increase in revenue from transaction commission compared with the prior quarter due to the rapid expansion of the commission model for online transaction service from a small scale in late 2020 to 60 cities in March 2021, and such development further bolstered the expected feasibility of this new business model.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY FULL TRUCK ALLIANCE CO. LTD.

Simpson Thacher & Bartlett
June 10, 2021

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range:

As discussed above, the Company currently expects to set the price range for the IPO within the Preliminary Price Range of $[****] to $[****] per share. The midpoint of the Preliminary Price Range would be $[****] per share. That mid-point represents an increase of [****]% from the estimated fair value of the Company’s ordinary share as of March 2021. This increase is consistent with the increased likelihood that the Company would pursue an IPO after the successful completion of the public filing in May 2021, which would provide the Company with a significant amount of capital to finance its business expansion plan.

The Preliminary Price Range was determined in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) estimates of business potential and earnings prospects for the Company and the high-growth internet industry in which it operates; (ii) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry; and (iii) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on the Company’s estimated future revenues and profitability. The Company’s revenue steadily increased between the beginning of year 2020 and the first quarter of 2021. This trend supports that an increased emphasis on estimated future revenue and profitability would result in a higher valuation.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of ordinary shares for equity awards granted since July 2020 and the midpoint of the Preliminary Price Range is reasonable.

* * * * *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY FULL TRUCK ALLIANCE CO. LTD.

Simpson Thacher & Bartlett
June 10, 2021

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu

5

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY FULL TRUCK ALLIANCE CO. LTD.